Exhibit 12(a)
                   ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY
                Computation of Ratio of Earnings to Fixed Charges
                          (In Thousands Except Ratios)


                                                    Three Months Ended
                                                    March 31,
                                                      1999            1998
EARNINGS:

Net income                                        $     4,283     $    4,645
Federal income taxes                                    2,261          2,456
Interest charges                                        3,865          3,836
                                                  ---------------------------
 Earnings available to cover fixed charges             10,409         10,937
                                                  ---------------------------

FIXED CHARGES:
Interest on long-term debt                              3,757          3,624
Other interest                                             63            206
Amortization of debt discount - net                        98             97
                                                  ---------------------------
Total fixed charges                               $     3,918     $    3,927
                                                  ---------------------------

Ratio of Earnings to Fixed Charges                       2.66           2.79
                                                  ===========================





Earnings to Fixed Charges represents the sum of Net Income, Dividends, Federal income taxes and Interest Charges (which is reduced by Allowance for Debt Funds Used During Construction), divided by Fixed Charges. Fixed Charges consist of interest on long and short-term debt (which is not reduced by Allowance for Debt Funds Used During Construction), and Amortization of debt discount.